

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 8, 2009

Mr. Ben R. Leedle, Jr.
President and Chief Executive Officer
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re:** **Healthways, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed October 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
> **Filed January 9, 2009**
> **Form 10-QT for the Transition Period Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 000-19364**

Dear Mr. Leedle:

   We have reviewed your filings and have the following comments. In some of our comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Ben Leedle
Healthways, Inc.
April 8, 2009
Page 2

Form 10-K for the Fiscal Year Ended August 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 26

Share-Based Compensation, page 29

1.   We note your disclosure on pages 56-57 that during fiscal 2007 and 2006, you based expected volatility on both historical volatility and implied volatility from traded options on the Company's stock, and during fiscal 2008, you based expected volatility on historical volatility due to the low volume of traded options on your stock. Please quantify the change in volume of traded options on your stock in fiscal year 2008 in comparison to fiscal years 2006 and 2007, and tell us how you considered SAB Topic 14:D.1 and paragraph A34 of SFAS 123R in establishing a process for estimating expected volatility. Please also provide us with your analysis of the specific sensitivity to this change, including a quantitative and qualitative discussion of the impact this change had on your expected volatility assumption and share based compensation expense. Please refer to SEC Release No. 33-8350.

Contractual Obligations, page 36

2.   We note a difference of $71.7 million between the total contractual long-term debt cash obligations of $418.7 million and the minimum annual principal payments and repayments of the revolving advances of $347.0 million, as presented in the table on page 54. Please clarify to what this difference relates.

Note 1. Summary of Significant Accounting Policies, page 45

j. Revenue Recognition, page 47

3.   We note your disclosure that you may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation. Please tell us if you only provide contractual reserves at contract reconciliation, and if so, why you believe such reserves are only required then and not prior to such reconciliation (i.e., during the contract life).

Note 4. Intangible Assets, page 50

4.   We note that intangible assets subject to amortization are being amortized over estimated useful lives ranging from three to 25 years. We further note on page 49

of your Form 10-K for the Fiscal Year Ended August 31, 2007 that the intangible assets are being amortized over estimated useful lives ranging from one to 14 years. Please tell us how you considered paragraph 22 of SFAS 154 in disclosing any change in estimate with regards to the estimated useful lives.

Item 15. Exhibits, Financial Statement Schedules, page 67

5.   We note your statement that you have omitted all Financial Statement Schedules because they are not required under the instructions to the applicable accounting regulations of the Securities and Exchange Commission or the information to be set forth therein is included in the financial statements or in the notes thereto. Please tell us the amount of your contractual reserves, contractual allowances, and allowance for doubtful accounts as of August 31, 2008 and 2007. In addition, tell us why you believe the changes in your contractual adjustments (i.e. reserves and allowances) and allowance for doubtful accounts are not required or where they have been included in your financial statements, as applicable. Last, tell us how you considered the guidance in SEC Release 33-8350 in determining whether to provide discussion and analysis in your MD&A that addresses material implications of your judgments and uncertainties associated with the methods, assumptions, and estimates underlying the contractual reserves, contractual allowances, and allowance for doubtful accounts. Please refer to Rule 12-09 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008
Form 10-QT for the Transition Period Ended December 31, 2008

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

6.   We note in the above two forms that the your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures "effectively and timely provide them with material information relating to the Company and its consolidated subsidiaries required to be disclosed in the reports the Company files or submits under the Exchange Act." However, it is unclear whether you have concluded that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specific in the Commission's rules and forms, and that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to

allow timely decisions regarding required disclosure. Please revise in future filings to clarify that your officers concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e), are *effective or not effective*, as applicable.

*   *   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services